UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2022 (Report No. 2)

Commission file number: 001-40753

ICECURE MEDICAL Ltd.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated herein is the Registrant’s Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Special General Meeting of Shareholders to be held on Thursday, March 3, 2022 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, no par value, of the Registrant at the close of business on Thursday, February 3, 2022, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

EXHIBIT INDEX

Exhibit No.
99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Special General Meeting of Shareholders to be held on Thursday, March 3, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: January 27, 2022	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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